UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF THE

SECURITIES EXCHANGE ACT OF 1934

For the month of September 2024

Commission File Number 001-41774

Fitell Corporation

(Translation of registrant’s name into English)

23-25 Mangrove Lane

Taren Point, NSW 2229

Australia

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F: Form 20-F ☒ Form 40-F ☐

Changes in Registrant’s Certifying Accountant.

a. Dismissal of Independent Registered Public Accounting Firm

On September 13, 2024, Fitell Corporation (the “Company”) was advised that the Company’s current independent registered public accounting firm, Accell Audit and Compliance, P.A. (“Accell”), was ceasing to provide PCAOB audit services and that all of the existing PCAOB clients of Accell are required to engage new audit firms to fulfill their annual PCAOB audit requirements. On September 13, 2024, the Audit Committee (the “Audit Committee”) of the Board of Directors (the “Board”) of the Company dismissed Accell. The Company has retained Astra Audit & Advisory LLC (“Astra”) as Accell’s successor.

The audit reports of Accell on the Company’s consolidated financial statements as of and for the years ended June 30, 2023 and 2022 did not contain any adverse opinion or a disclaimer of opinion, nor were they qualified or modified as to uncertainty, audit scope or accounting principles.

During the last two fiscal years ended June 30, 2023 and 2022 and through September 13, 2024, (i) there were no disagreements with Accell on any matter of accounting principles or practices, financial statement disclosure, or auditing scope or procedures that, if not resolved to Accell’s satisfaction, would have caused Accell to make reference in connection with their opinion to the subject matter of the disagreement, and (ii) there were no reportable events.

The Company provided Accell with a copy of this Report of Foreign Private Issuer on Form 6-K prior to its filing with the Securities and Exchange Commission (the “SEC”) and requested that Accell furnish a letter addressed to the SEC stating whether it agrees with the statements made above. Attached as Exhibit 99.1 hereto is a copy of Accell’s letter to the SEC, dated September 13, 2024.

b. Engagement of New Independent Registered Public Accounting Firm

On September 13, 2024, the Audit Committee approved the appointment of Astra, effective September 13, 2024, as the Company’s new independent registered public accounting firm.

During the two fiscal years ended June 30, 2023 and 2022 and through September 13, 2024, the Company has not consulted with Astra regarding either (i) the application of accounting principles to a specific transaction, either completed or proposed; or the type of audit opinion that might be rendered on the Company’s financial statements, and neither a written report or oral advice was provided to the Company that Astra concluded was an important factor considered by the Company in reaching a decision as to any accounting, auditing, or financial reporting issue, (ii) any matter that was the subject of a disagreement within the meaning of Item 304(a)(1)(iv) of Regulation S-K, or (iii) any reportable event within the meaning of Item 304(a)(1)(v) of Regulation S-K.

Exhibits.

Number
99.1	Letter to the Securities and Exchange Commission dated September 13, 2024, from Accell Audit and Compliance, P.A.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: September 13, 2024	FITELL CORPORATION

	By:	/s/ Yinying Lu
Yinying Lu
Chief Executive Officer and Director
(Principal Executive Officer)